EXHIBIT 99.1

Retalix Announces Second Quarter 2008 Results

Total Revenues Reached a Record $59.3 Million; GAAP Bottom Line Turned to Profit; Adjusted Net Income (Non-GAAP) Increased to $3.2 Million

RA'ANANA, Israel, Aug. 20, 2008 (GLOBE NEWSWIRE) -- Retalix(r) Ltd. (Nasdaq:RTLX), a leading provider of software solutions for retailers and distributors, today announced results for the second quarter and six months period ended June 30, 2008.

Summarized financial highlights of the three months ended June 30, 2008:

 -- Total Revenues reached a Company record of $59.3 million, compared to $55.4 million in the second quarter of 2007.

 -- GAAP Operating Income (Loss) was $1.1 million, or 1.8% of total revenues, compared to $(2.2) million, or (3.9%), in the second quarter of 2007.

 -- Adjusted Operating Income (Non-GAAP)* was $3.2 million, or 5.5%
    of total revenues, compared to $0.8 million, or 1.4%, in the second quarter of 2007.

 -- GAAP Net Income was $1.5 million, or $0.07 per diluted share, compared to net loss of $(1.8) million, or $(0.09) per diluted share, in the second quarter of 2007.

 -- Adjusted Net Income (Non-GAAP)* increased to $3.2 million, or
    $0.15 per diluted share, compared to $0.6 million, or $0.03 per diluted share, in the second quarter of 2007.

Summarized financial highlights of the six months ended June 30, 2008:

 -- Total Revenues for the period reached a Company record of $113.2 million, compared to $108.2 million in the six months ended
    June 30, 2007.

 -- GAAP Net Income for the period was $1.0 million, or $0.04 per diluted share, compared to net loss of $(1.8) million, or $(0.09)
    per diluted share in the six months ended June 30, 2007.

 -- Adjusted Net Income (Non-GAAP)* increased to $4.4 million, or
    $0.22 per diluted share, compared to $2.5 million, or $0.13 per diluted share, in the six months ended June 30, 2007.

Business and operations highlights:

 -- PetroChina rolled out Retalix software to 30 service stations as the initial step in its plan to install Retalix in 1,200 pilot sites by the end of 2008.

 -- In Europe, a tier-1 grocery retailer selected Retalix for a chain-wide point-of-sale upgrade project.

 -- Associated Food Stores, a North American wholesale distributor, decided to deploy Retalix TRICEPS warehouse management systems in two additional sites, replacing a homegrown solution.

 -- Big Y Foods, a prominent mid-tier grocery chain in the United
    States, selected Retalix HQ and Retalix InSync Purchasing to replace its current merchandising systems.

Management comments:

Barry Shaked, President and Chief Executive Officer of Retalix, said, "The results of the second quarter demonstrate how we are executing on the profitability goals we have set for 2008. The improvement in profitability, which began in the first quarter, continued and grew in the second quarter. At the same time, we are proud of reaching record quarterly revenues. We are delivering on our plan and are making progress with our turnaround. We believe that we can continue to build on these results throughout 2008."

Hugo Goldman, the Company's Chief Financial Officer, said: "During the second quarter of 2008, we used $1.2 million in operating activities, compared to $1.5 million used in the second quarter of 2007. This includes a tax payment of $2.3 million for a previous year. We expect cash flow from operations to continue the improvement trend in the coming quarters. As of June 30, 2008, we had $28.4 million in cash, cash equivalents and marketable securities, and practically no debt."

Shaked added: "Although retailers and distributors are cautiously evaluating economic conditions, they are largely moving ahead with IT investment plans. Industry analysts from AMR Research recently noted(i), that the economy may cause delays in planned investments, but few retailers will be willing to turn their backs on key IT investments, realizing that slashing budgets in the short term jeopardizes their health in the long term."

"Although new deals are taking longer to be closed, we believe that we can achieve the goals we have set for 2008 of total revenues exceeding $232 million, GAAP net income of $8 million, and adjusted, non-GAAP* net income of $15 million. We also continue to believe that our investments in product development and in penetration into new territories will pay off in the coming years," Shaked concluded.

Conference Call and Webcast Information

The Company will be holding a conference call to discuss results for the second quarter 2008 on Wednesday, August 20th, 2008 at 9:00am EDT (4:00pm Israeli Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

* Note on Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to non-GAAP outlook for 2008 is provided in the table below.

                                                   FY 2008 Outlook
                                                  U.S. $ Thousands

 GAAP Net Income (Loss)                                 8,000
 (a) The effect of stock-based compensation
  - SFAS 123(R), net of tax effect                      4,900
 (b) The effect of amortization of intangible
  assets and acquisition related expenses,
  net of tax effect                                     2,100
 Non-GAAP Net Income (Loss)                            15,000

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Retalix is a registered trademark of Retalix Ltd. in the USA, the EU and in other countries.

(i) AMR Research, Retail IT Budget Benchmarking Study, 2007-2008, July 2008

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our expected results for 2008, our statements regarding continuing to build on our quarter progress, the business outlook, the expected negative impact of the weakness of the U.S. dollar, our expected improvement in operating cash flows, the strength of the pipeline for, and our goals for, the remainder of 2008 and our expectation of the payoff of investments in product development and new territories all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the U.S. dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2007, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                             RETALIX LTD.
                   CONSOLIDATED STATEMENTS OF INCOME

        FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2008

                      Six months ended   Three months ended Year ended
                          June 30,             June 30,       Dec. 31
                     ------------------  ------------------  --------
                       2008      2007      2008      2007      2007
                     --------  --------  --------  --------  --------
                         (Unaudited)        (Unaudited)      (Audited)
                     --------  --------  --------  --------  --------

                                     U.S. $ in thousands
                                   (except per share data)
                     ------------------------------------------------
 REVENUES:
   Product sales       37,080    37,629    21,521    20,181    80,511
   Services            76,138    70,541    37,764    35,264   140,900
                     --------  --------  --------  --------  --------
     Total
      revenues        113,218   108,170    59,285    55,445   221,411
                     --------  --------  --------  --------  --------
 COST OF REVENUES:
   Cost of product
    sales              23,646    18,841    13,856    10,049    39,132
   Cost of services    44,905    29,805    22,952    16,026    65,281
                     --------  --------  --------  --------  --------
     Total cost of
      revenues         68,551    48,646    36,808    26,075   104,413
                     --------  --------  --------  --------  --------
 GROSS PROFIT          44,667    59,524    22,477    29,370   116,998
                     --------  --------  --------  --------  --------

 OPERATING EXPENSES:
   Research and
    development -
    net                20,850    31,814    10,075    16,369    58,653
   Selling and
    marketing          11,643    15,886     5,692     7,925    31,617
   General and
    administrative     11,980    12,442     5,639     6,576    27,539
   Other expenses -
    net                    --       577        --       681       643
                     --------  --------  --------  --------  --------
     Total
      operating
      expenses         44,473    60,719    21,406    31,551   118,452
                     --------  --------  --------  --------  --------
 INCOME (LOSS)
  FROM OPERATIONS         194    (1,195)    1,071    (2,181)   (1,454)
 FINANCIAL INCOME,
  net                     766       208       623        72     1,032
                     --------  --------  --------  --------  --------
 INCOME (LOSS)
  BEFORE TAXES ON
  INCOME                  960      (987)    1,694    (2,109)     (422)
 TAX BENEFIT
  (EXPENSES)              473      (588)       26       377       435
                     --------  --------  --------  --------  --------
 INCOME (LOSS)
  AFTER TAXES ON
  INCOME                1,433    (1,575)    1,720    (1,732)       13
 SHARE IN GAINS
  (LOSSES) OF AN
  ASSOCIATED
  COMPANY                  32        (2)       20         2        (3)
 MINORITY
  INTERESTS IN
  GAINS OF
  SUBSIDIARIES           (511)     (247)     (254)     (114)     (508)
                     --------  --------  --------  --------  --------
 NET INCOME (LOSS)        954    (1,824)    1,486    (1,844)     (498)
                     ========  ========  ========  ========  ========
 EARNINGS (LOSSES)
  PER SHARE - in
  U.S. $:
   Basic                 0.05     (0.09)     0.07     (0.09)    (0.02)
                     ========  ========  ========  ========  ========
   Diluted               0.04     (0.09)     0.07     (0.09)    (0.02)
                     ========  ========  ========  ========  ========
 WEIGHTED AVERAGE
  NUMBER OF SHARES
  USED IN
  COMPUTATION OF
  EARNINGS PER
  SHARE - in
  thousands:
   Basic               20,191    19,764    20,273    19,881    19,851
                     ========  ========  ========  ========  ========
   Diluted             20,242    19,764    20,307    19,881    19,851
                     ========  ========  ========  ========  ========

                             RETALIX LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEET

                           AT JUNE 30, 2008

                                               June 30       Dec. 31
                                            2008     2007      2007
                                           -------  -------  -------
                                             (Unaudited)    (Audited)
                                           ----------------  -------
                                                U.S. $ in thousands
                                           -------------------------
             Assets
 CURRENT ASSETS:
   Cash and cash equivalents                23,398   53,324   22,484
   Marketable securities                     3,647    4,201    3,455
   Accounts receivable:
     Trade                                  85,588   55,306   81,429
     Other                                   9,213    5,182    5,485
   Inventories                               1,089      873    1,289
   Deferred income taxes                     8,361    5,726    8,286
                                           -------  -------  -------
     Total  current assets                 131,296  124,612  122,428
                                           -------  -------  -------
 NON-CURRENT ASSETS :
   Marketable securities                     1,364      860    1,657
   Deferred income taxes                     9,878    5,248    7,050

   Long-term receivables                     2,571    5,311    5,681
   Amounts funded in respect of employee
    rights upon retirement                  10,486    7,372    8,806
   Other                                       839      757      795
                                           -------  -------  -------
                                            25,138   19,548   23,989
                                           -------  -------  -------
 PROPERTY, PLANT AND EQUIPMENT, net         12,539   10,828   12,568
                                           -------  -------  -------
 GOODWILL                                  109,173  112,979  108,926
                                           -------  -------  -------
 OTHER INTANGIBLE ASSETS, net of
  accumulated amortization
   Customer relationship                    15,620   16,991   16,450
   Other                                     3,609    5,694    4,229
                                           -------  -------  -------
                                            19,229   22,685   20,679
                                           -------  -------  -------
     Total assets                          297,375  290,652  288,590
                                           =======  =======  =======

                                               June 30       Dec. 31
                                            2008     2007      2007
                                           -------  -------  -------
                                             (Unaudited)    (Audited)
                                           ----------------  -------
                                                U.S. $ in thousands
                                           -------------------------
    Liabilities and shareholders' equity
 CURRENT LIABILITIES:
   Short-term bank credit                       11    7,566       11
   Current maturities of long-term
    bank loans                                 279      233      258
   Accounts payable and accruals:
     Trade                                  13,892   11,141   15,410
     Employees and employee institutions     9,450    9,348    8,977
       Accrued expenses                      5,722    6,130    6,393
     Other                                   3,542    5,915    3,005
   Deferred revenues                        16,945   16,503   16,763
                                           -------  -------  -------
       Total current liabilities            49,841   56,836   50,817
                                           -------  -------  -------
 LONG-TERM LIABILITIES :
   Long-term loans, net of current
    maturities                                 710      848      786
   Employee rights upon retirement          15,812   12,735   14,362
   Deferred tax liability                      251      976      219
   Other tax payables                        1,263       --    1,097
   Deferred revenues                            --      206       --
                                           -------  -------  -------
     Total long-term liabilities            18,036   14,765   16,464
                                           -------  -------  -------
     Total liabilities                      67,877   71,601   67,281
                                           -------  -------  -------
 MINORITY INTERESTS                          3,301    2,529    2,791
                                           -------  -------  -------
 SHAREHOLDERS' EQUITY:
   Share capital -Ordinary shares of NIS
    1.00 par value (authorized: June 30,
    2008 (unaudited), December 31, 2007
    (audited) and June 30, 2007
    (unaudited) 30,000,000 shares; issued
    and outstanding: - June 30, 2008
    (unaudited) 20,315,515 Shares; December
    31,2007 (audited) -20,001,382 shares;
    June  30, 2007 (unaudited) -19,888,984
    shares                                   5,361    5,244    5,273
   Additional paid in capital              173,330  165,088  166,752
   Retained earnings                        47,149   46,015   46,195
   Accumulated other comprehensive income      357      175      298
                                           -------  -------  -------
     Total shareholders' equity            226,197  216,522  218,518
                                           -------  -------  -------
     Total liabilities and shareholders
      equity                               297,375  290,652  288,590
                                           =======  =======  =======

                           RETALIX LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2008

                             Six months       Three months      Year
                                ended             ended         ended
                               June 30           June 30       Dec. 31
                           ---------------   ---------------   -------
                            2008     2007     2008     2007     2007
                           ------   ------   ------   ------   -------
                              Unaudited         Unaudited      Audited
                           ---------------   ---------------   -------
                                        U.S. $ in thousands
                           -------------------------------------------
 CASH FLOWS FROM OPERATING
  ACTIVITIES:

 Net income (loss)            954   (1,824)   1,486   (1,844)     (498)
 Adjustments required to
  reconcile net income to
  net cash provided by
  operating activities:
   Minority interests in
    gains of subsidiaries     511      247      254      114       508
   Depreciation and
    amortization            3,093    3,474    1,521    1,713     6,947
   Share in losses (gains)
    of an associated
    company                   (32)       2      (20)      (2)        3
   Stock based
    compensation expenses   2,670    2,733    1,352    1,376     3,889
   Changes in accrued
    liability for employee
    rights upon retirement  1,303    1,301       86      988     2,739
   Losses (gains) on
    amounts funded in
    respect of employee
    rights upon retirement (1,288)     (65)    (484)      75      (950)
   Deferred income taxes
    - net                  (2,873)    (917)  (1,097)    (728)   (6,570)
   Net decrease (increase)
    in trading securities    (266)      28     (191)     (33)     (216)
   Amortization of discount
    on marketable debt
    securities                 --        9       --        4        11
   Other                      (73)      62      114       61      (109)
   Changes in operating
    assets and liabilities:
     Decrease (increase) in
      accounts receivable:
      Trade (including the
       non-current portion)  (711)  (8,491)  (1,222)   1,798   (34,700)
      Other (including long
       term other tax
       payables)           (3,542)     328   (3,630)     332     1,278
     Increase (decrease) in
      accounts payable and
      accruals:
       Trade               (1,670)    (564)   1,179     (463)    3,537
       Employees, employee
        institutions and
        other                 695   (2,266)    (623)  (1,378)   (2,290)
   Decrease (increase) in
    inventories               212      283       (2)     272      (118)
   Increase (decrease) in
    deferred revenues
    (including the non-
    current portion)          182    2,755       81   (3,761)    2,810
                           ------   ------   ------   ------   -------

 Net cash used in operating
  activities - forward       (835)  (2,905)  (1,196)  (1,476)  (23,729)
                           ======   ======   ======   ======   =======

                             RETALIX LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2008

                              Six months       Three months     Year
                                 ended             ended        ended
                                June 30           June 30      Dec. 31
                            ---------------   ---------------  -------
                             2008     2007     2008     2007    2007
                            ------   ------   ------   ------  -------
                               Unaudited         Unaudited     Audited
                            ---------------   ---------------  -------
                                         U.S. $ in thousands
                                 (except share and per share data)
                            ------------------------------------------
   Net cash used in
    operating activities
    - brought forward         (835)  (2,905)  (1,196)  (1,476) (23,729)
                            ======   ======   ======   ======  =======
 CASH FLOWS FROM INVESTING
  ACTIVITIES:
   Maturity of marketable
    debt securities held
    to maturity                370    9,743      370    9,242    9,743
   Investment in marketable
    debt securities held
    to maturity               (199)  (9,047)    (199)      --   (9,047)
   Acquisition of
    subsidiaries or
    activities consolidated
    for the first time(a)     (625)  (1,350)      --   (1,350)  (1,370)
   Purchase of property,
    plant, equipment and
    other assets            (1,368)  (1,319)  (1,005)    (931)  (4,676)
   Proceeds from sale of
    property, plant and
    equipment                   --        4       --        4       69
   Amounts funded in respect
    of employee rights upon
    retirement, net           (392)    (548)     (53)    (427)  (1,097)
   Long-term loans collected
    from employees              16       21        1       --       17
                            ------   ------   ------   ------  -------
   Net cash provided by
    (used in) investing
    activities              (2,198)  (2,496)    (886)   6,538   (6,361)
                            ------   ------   ------   ------  -------
 CASH FLOWS FROM FINANCING
  ACTIVITIES:
   Repayment of long-term
    bank loans                (116)    (226)    (133)    (116)    (352)
   Issuance of share capital
    to employees resulting
    from exercise of
    options                  3,995      922    1,333      197    2,402
   Net increase (decrease)
    in short-term bank
    credit                      --    2,824       11   (4,015)  (4,731)
                            ------   ------   ------   ------  -------
   Net cash provided by
    (used in) financing
    activities               3,879    3,520    1,211   (3,934)  (2,681)
                            ------   ------   ------   ------  -------
 EFFECT OF EXCHANGE RATE
  CHANGES ON CASH               68       19      (71)      23       69
                            ------   ------   ------   ------  -------
 NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS    914   (1,862)    (942)   1,151  (32,702)
 BALANCE OF CASH AND CASH
  EQUIVALENTS AT BEGINNING
  OF PERIOD                 22,484   55,186   24,340   52,173   55,186
                            ------   ------   ------   ------  -------
    BALANCE OF CASH AND CASH
     EQUIVALENTS AT END
     OF PERIOD              23,398   53,324   23,398   53,324   22,484
                            ======   ======   ======   ======  =======

                             RETALIX LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2008

                                 Six months     Three months     Year
                                    ended          ended        ended
                                   June 30        June 30       Dec. 31
                                -------------   -------------   ------
                                2008    2007    2008    2007     2007
                                ----   ------   ----   ------   ------
                                  Unaudited       Unaudited     Audited
                                -------------   -------------   ------
                                          U.S. $ in thousands
                                   (except share and per share data)
                                --------------------------------------
 (a) Supplementary disclosure of
      cash flow information -
       Fair value of assets
        acquired and liabilities
        assumed of subsidiaries
        and activities acquired
        at the date of
        acquisition:
         Working capital
          (excluding cash and
          cash equivalents)       --      157     --      157      174
         Property plant and
          equipment, net          --       (8)    --       (8)      (6)
         Goodwill and other
          intangible assets
          arising on
          acquisition           (625)  (1,499)    --   (1,499)  (1,679)
         Increase in account
          payable - other         --       --     --       --      141
                                ----   ------   ----   ------   ------
                                (625)  (1,350)    --   (1,350)  (1,370)
                                ====   ======   ====   ======   ======

 (b) Supplemental information on investing activities not involving cash flows:

     On April 1, 2005, the Company acquired substantially
     all of the assets of Integrated Distribution Solutions Inc.
     ("IDS"), in consideration for cash, as well as the issuance of share capital. In addition, in respect of this acquisition, in
     2007 an additional 207,236 shares valued at $3,973,129 were released from escrow as certain customer retention milestones agreed upon were met.

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                              Six months       Three months     Year
                                 ended            ended         ended
                                June 30          June 30       Dec. 31
                            ---------------   ---------------  --------
                             2008     2007     2008     2007     2007
                            ------   ------   ------   ------  --------
                               Unaudited         Unaudited    Unaudited
                            ---------------   ---------------  --------
                                        U.S. $ in thousands
                                 (except share and per share data)
                            -------------------------------------------
 OPERATING INCOME (LOSS)
  GAAP Operating income
   (loss)                      194   (1,195)   1,071   (2,181)  (1,454)
  GAAP Operating Margin**      0.2%    -1.1%     1.8%    -3.9%    -0.7%
  Plus:
   Amortization of
    acquisition-related
    intangible assets        1,655    1,829      824      900    3,576
   Stock based compensation
    expenses                 2,670    2,733    1,352    1,376    3,889
   Other acquisition-related
    operating expenses(*)       --      700       --      700      700
  Non-GAAP Operating income  4,519    4,067    3,247      795    6,711
  Non-GAAP Operating
   Margin**                    4.0%     3.8%     5.5%     1.4%     3.0%

 NET INCOME (LOSS)             954   (1,824)   1,486   (1,844)    (498)
  GAAP Net income (loss)
  Plus:
   Amortization of
    acquisition-related
    intangible assets        1,655    1,829      824      900    3,576
   Stock based compensation
    expenses                 2,670    2,733    1,352    1,376    3,889
   Other acquisition-related
    operating expenses(*)       --      700       --      700      700
  Less:
   Income tax effect of
    amortization of
    acquisition-related
    intangible assets         (638)    (624)    (313)    (308)  (1,287)
   Income tax effect of
    stock based
    compensation expenses     (277)    (144)    (162)     (73)     (70)
   Income tax effect of
    other acquisition-related
    operating expenses          --     (161)      --     (161)    (161)
  Non-GAAP Net income        4,364    2,509    3,187      590    6,149

 NET INCOME (LOSS) PER
 DILUTED SHARE
  GAAP Net income (loss)
   per diluted share          0.05    (0.09)    0.07    (0.09)   (0.02)
  Plus:
   Amortization of
    acquisition-related
    intangible assets         0.08     0.09     0.04     0.05     0.18
   Stock based compensation
    expenses                  0.13     0.14     0.07     0.07     0.03
   Other acquisition-related
    operating expenses(*)       --     0.04       --     0.04     0.19
  Less:
   Income tax effect of
    amortization of
    acquisition-related
    intangible assets        (0.03)   (0.03)   (0.02)   (0.02)   (0.06)
   Income tax effect of
    stock based compensation
    expenses                 (0.01)   (0.01)   (0.01)   (0.01)   (0.00)
   Income tax effect of
    other acquisition-related
    operating expenses          --    (0.01)      --    (0.01)   (0.01)
  Non-GAAP Net income per
   diluted share              0.22     0.13     0.15     0.03     0.31

 Shares used in computing
  diluted net income per
  share                     20,242   19,764   20,307   19,881   20,150

 *   Pre-acquisition costs from potential transactions that have not materialized.
 **  Operating Margin calculation: Operating Income as a percentage of
     Total Revenues

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following table shows the classification of stock-based compensation expense:

                                   Six months    Three months    Year
                                     ended           ended       ended
                                    June 30         June 30     Dec. 31
                                 -------------   -------------   -----
                                  2008    2007    2008   2007     2007
                                 -----   -----   -----   -----   -----
                                   Unaudited       Unaudited    Audited
                                 -------------   -------------   -----
                                           U.S. $ in thousands
                                 -------------------------------------
 Cost of product sales              87      45      45      28      60
 Cost of services                1,037     524     544     293     707
 Research and development - net    617   1,118     302     573   1,407
 Selling and marketing             219     305     104     155     450
 General and administrative        710     741     357     327   1,265
                                 -----   -----   -----   -----   -----
 Total                           2,670   2,733   1,352   1,376   3,889
                                 =====   =====   =====   =====   =====

 The following table shows the classification of amortization of acquisition-related intangible assets:

                                   Six months    Three months    Year
                                     ended           ended       ended
                                    June 30         June 30     Dec. 31
                                 -------------   -------------   -----
                                  2008    2007    2008   2007     2007
                                 -----   -----   -----   -----   -----
                                   Unaudited       Unaudited    Audited
                                 -------------   -------------   -----
                                           U.S. $ in thousands
                                 -------------------------------------
 Cost of product sales           1,102   1,118     549     562   2,260
 Cost of services                  393     510     196     249     962
 Selling and marketing               2      90       1      34      92
 General and administrative        158     111      78      55     262
                                 -----   -----   -----   -----   -----
 Total                           1,655   1,829     824     900   3,576
                                 =====   =====   =====   =====   =====

CONTACT:  Retalix
          Investor Relations
          Motti Gadish
          +972-9-776-6600
          investors@retalix.com